UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2018

Sondors Electric Car Company

(Exact name of issuer as specified in its charter)

Delaware	81-3629581
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(Full mailing address of principal executive offices)

(310) 487-2028

Issuer’s telephone number, including area code

SONDORS ELECTRIC CAR COMPANY

FOR THE YEAR ENDED DECEMBER 31, 2017 AND

PERIOD FROM AUGUST 15, 2016 (INCEPTION) TO DECEMBER 31, 2016

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

ITEM 1. BUSINESS

Overview

Sondors Electric Car Company (the “Company,” “Sondors,” “us,” or “our”) was incorporated in Delaware on August 15, 2016 (“Inception”). We were formed to design, develop, manufacture, and sell fully electric three-wheeled vehicles that offer zero tailpipe emissions.

We believe there is a significant unmet need for an affordable mass market electric vehicle, and we intend to fill that gap with the Model SONDORS at an estimated base price of $10,000. Our intention is to offer a pre-sales program online and deliver purchased vehicles directly to the customer's door.

Our Vehicle

In an effort to create a striking exterior design to distinguish our vehicle in an ever-clouded marketplace, we have teamed up with American and Italian automotive engineers and designers to bring our vision to life. The interior is designed to feel large and open, seating three adult sized passengers.

Configured in a three-wheeled reverse trike format, the Model SONDORS is designed to offer great stability and handling dynamics while also reducing drivetrain complexity. The chassis, also known as the frame, is the main supporting structure of the vehicle to which all other components are attached. Most passenger cars today are uni-body construction, meaning their chassis and bodywork have been integrated into one another. This method simplifies production and assembly. We intend to build our vehicle on a similar platform utilizing the latest in metal, composite, and polymer technologies.

Our design also allows for reduced weight and lower drag coefficient, resulting in more efficient power utilization and performance. Additionally, by using a single rear tire powered by a state-of-the-art wheel hub motor, our design will provide easy access to the motor for repairs or replacement.

Features and options

The three-wheeled vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern motor vehicles: air conditioning, heat, AM/FM stereo, power windows, power door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control. We intend to offer additional optional luxury features such as leather seats, rear wheel drive, upgraded battery options for further range, and various exterior body aesthetic add-ons. As currently contemplated, further specifications include:

•	Rear wheel drive with wheel hub motor
•	Lithium Ion battery 0 to 60 mph in 5-8 seconds
•	Charge with standard 110V or 240V (2X charge)
•	Three battery range options: 50, 100, and 200 miles
•	Five color options: White, Black, Blue, Silver or Red
•	Driver and passenger airbags
•	Touch screen tablet monitor
•	Push button start

Engineering and Development

Our development process comprises seven stages:

•	Concept Design
•	Engineering Analysis
•	Detailed Design and Initial Prototype
•	Production Prototype
•	Design Validation and Testing
•	Production Tooling
•	Manufacturing

We have completed our initial prototype and are in the process of refining our production plans with suppliers to start production. We estimate that production could start as early as April 2019. The actual start of production may be different and subject to many factors outside of our control.

Manufacturing / Production Plan

Our goal is to produce the highest quality vehicle at the lowest cost to the end customer. Rather than building and operating our own manufacturing facilities, which would require a significant capital investment, we are currently exploring bids and investigating options to contract with high quality manufacturers already equipped to produce a majority of the vehicle parts, and assemble our vehicles. In addition, while we are designing and will have specially manufactured several key components including our proprietary wheel hub motor, in order to reduce development costs, we intend to use certain parts that already exist, rather than designing all new parts. We have made considerable progress towards identifying and procuring component and parts supply partners.

Sales and Service Model

Sales Model

We intend to sell Model SONDORS online. Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale. Customers can then select from an extensive list of add-ons to customize their vehicles, and ultimately have the vehicle delivered directly to their home.

For individuals who prefer to see the car in person before making a purchase, our longer term vision includes having information centers staffed with personnel who can answer questions, provide test drives, and assist in the purchasing process. This streamlined approach to sales reduces the need for large and expensive sales infrastructure and distribution networks that currently predominate the automotive industry resulting in a potential cost savings for the customer.

Service Model

We intend to provide customer service and technical support for our electric vehicles. Because of the simplicity of the vehicle's design, we believe some customers may elect to do their own maintenance and repair. In these cases, we intend to deliver parts directly to the customer and provide detailed maintenance and repair instructions. We intend to design the vehicle so the average consumer can replace many components within minutes. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

Employees

The Company currently has no full-time employees but works with multiple contractors in the areas of marketing, sales, public relations, and advertising services. As we expand our operations, we anticipate our needs will change, at which time we intend to add additional contractors and agencies in the areas of marketing, sales, manufacturing, engineering and design

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances.

For example, the federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. In addition, California has received a waiver from EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board (CARB), and there may be similar statutes in other states.

The National Highway Traffic Safety Administration (“NHTSA”) enforces the National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”), which regulates vehicles and vehicle equipment. The Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Also, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

In addition, we are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to the manufacturing of our vehicles. We do not yet have an estimate of the cost of compliance for any of these regulations.

State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. If we establish and operate our own retail store network, we will need to secure dealer licenses in order to do so. It will not be possible to obtain a dealer license in all 50 states since some states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail, and may not be able to sell to customers within that state. We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

There are laws in other jurisdictions in which we may manufacture, market and/or sell our vehicles, and with which we will need to comply.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today, and we expect it will become even more so in the future. We face strong competition from established motor vehicle manufacturers, including manufacturers of high-MPG vehicles, such as Toyota Prius, Smart, Fiat, Nissan Leaf, and other high efficiency, economy cars, as well as from new entrants into the market, such as Elio Motors.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently intend to offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Intellectual Property

We rely on a combination of trademarks and trade secrets, to establish and protect our intellectual proprietary rights, and may, in the future, file patents. Our intellectual property currently includes various US and intentional trademarks of the name “SONDORS”.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Properties

We do not own any real estate or significant assets.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results – 2018 Compared to 2017

We have not yet generated any revenues, and we do not expect to do so until after completing production tooling and beginning manufacturing of the Model SONDORS.

General and administrative expenses for the twelve-month period ended December 31, 2018 was $178,401, compared to $69,735 for the twelve month period ended December 31, 2017. General and administrative expenses increased primarily as a result of higher contractor costs.

Advertising and marketing expenses for the twelve-month period ended December 31, 2018, were $96,704, compared to $65,225 for the twelve month period ended December 31, 2017. Advertising and marketing expenses increased primarily as a result of an increase in Facebook advertising costs.

Design and development expenses for the twelve-month period ended December 31, 2018, were $69,322, compared to $916,324 for the twelve month period ended December 31, 2017. Design and development expenses decreased primarily due to our initial prototype being completed in 2017.

As a result, the Company’s net loss for the twelve-month period ended December 31, 2018, was $344,335, compared to $1,051,898 for the twelve month period ended December 31, 2017.

Liquidity and Capital Resources

We had an accumulated deficit at December 31, 2018, of $1,438,356, compared to an accumulated deficit of $1,094,021 at December 31, 2017. The increase was primarily as a result of continuing to generate operating losses until we begin to generate revenue. At December 31, 2018, the Company had cash and cash equivalents of $215,078. The Company intends to raise additional funds through an equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	2018	2017
Net cash (used in) provided by:
Operating activities	$(138,102)	$(1,015,0983)
Financing activities	$291,008	$1,076,440

Operating Activities

Net cash used in operating activities was $138,102, for the twelve month period ended December 31 2018, compared to $1,015,098 for the twelve month period ended December 31, 2017. The decrease in cash used in operating activities was primarily due to a lower net loss.

Financing Activities

Cash provided by financing activities decreased to $291,008 for the twelve month period ended December 31, 2019, from $1,076,440 for the twelve month period ended December 31, 2017. The decrease in cash provided by financing activities was primarily due to our engagement in a Regulation CF Crowdfunding offering in 2017, where we did not engage in any capital raising efforts in 2018.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 3. DIRECTORS AND OFFICERS

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Executive Officers:
Storm Sondors	Chief Executive Officer, President, Treasurer & Secretary	47	August 15, 2016	N/A
Directors:
Storm Sondors	Chief Executive Officer, President, Treasurer & Secretary	47	August 15, 2016	N/A

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director

Storm Sondors is the founder and has served as our sole officer and director, since our inception. He also currently serves as the sole officer and director of Sondors, Inc., a Delaware corporation, which designs, develops, markets and sells electric bikes. Since June 2015, he has also served as sole officer and director of Sondors Inc., a California corporation, which previously designed, manufactured, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for e-bikes, and which currently procures electric bikes for Sondors, Inc., a Delaware corporation. Between March 2017 and the present date, he has also served as the manager of Sondors Global, LLC, a California limited liability company, which holds certain patents, trademarks and other intellectual property. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a multi-brand company that previously designed, developed, produced and marketed various consumer products.

Mr. Sondors does not work exclusively for us, and divides his time primarily among us and Sondors, Inc., which is in the business of marketing and selling electric bikes.

Significant Employees

We have engaged a team of experienced and world-renowned engineers, marketing personnel, and managerial staff to further our business operations. However, we have no significant employees.

Compensation of Directors and Executive Officers

To date, our executive officers and directors have not received any cash compensation.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Storm Sondors 23823 Malibu Rd Suite 50 #129 Malibu, CA 90265	2,700,000 shares		96.33%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2016, Storm Sondors, our sole officer and director, transferred us the designs and drawings for our prototype vehicle; however, he did not receive any consideration in exchange.

In February 2017, Mr. Sondors advanced us $105,000. The advance does not accrue any interest and is payable on demand. During the year ended December 31, 2017, the Company repaid $13,970 of this advance, and as of December 31, 2017, the balance on the advance was $91,030.

In April 2017, Pacific Storm, Inc., a California corporation, which Mr. Sondors wholly owns and for which he serves as sole officer and director, transferred us the "SONDORS" trademark for electric cars and did not receive any consideration in exchange.

ITEM 6. OTHER INFORMATION

None.

SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

December 31, 2018 and 2017

SONDORS ELECTRIC CAR COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND

DECEMBER 31, 2017

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Sondors Electric Car Company

Malibu, CA

Report on the Financial Statements

We have audited the accompanying financial statements of Sondors Electric Car Company (the “Company”) which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders’ deficit, and cash flows for the periods then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s net losses from Inception, negative cash flow, and lack of liquidity raise substantial doubt about its ability to continue as a going concern Management’s plans regarding those matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbbmckennon

Newport Beach, California

January 23, 2020

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	December 31,	December 31,
	2018	2017
ASSETS

Current Assets
Cash and cash equivalents	$215,078	$62,172
Other current assets	14,500	-
Total Current Assets	229,578	62,172

Total Assets	$229,578	$62,172

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accrued liabilities	$3,909	$1,600
Note payable - related party	71,511	91,030
Customer deposits	182,424	-
Total Current Liabilities	257,844	92,630

Total Liabilities	257,844	92,630

Commitments and Contingencies (Note 5)	-	-

Stockholders' Deficit
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,802,803 and 2,796,239 shares issued and outstanding as of December 31, 2018 and 2017, respectively	280	280
Additional paid-in capital	1,409,810	1,199,369
Subscriptions receivable	-	(136,086)
Accumulated deficit	(1,438,356)	(1,094,021)
Total Stockholders' Deficit	(28,266)	(30,458)
Total Liabilities and Stockholders' Deficit	$229,578	$62,172

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Expenses
Advertising and marketing	96,704	65,225
Design and development	69,322	916,324
General and administrative	178,401	69,735
Total Operating Expenses	344,427	1,051,284
Operating Loss	(344,427)	(1,051,284)

Other (Income) Expense
Interest income	(92)	(186)
Loss Before Provision for Income Taxes	(344,335)	(1,051,098)
Provision for income taxes	-	800
Net Loss	$(344,335)	$(1,051,898)

Net Loss per Common Share – Basic and Diluted:	$(0.12)	$(0.38)
Weighted Average Common Shares Outstanding – Basic and Diluted	$2,802,149	$2,787,536

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Deficit
December 31, 2016	2,783,330	278	975,615	(933,740)	(42,123)	30
Receipt of subscriptions receivable	-	-	-	933,740		933,740
Common stock issued for cash	12,909	2	272,888	(136,086)	-	136,804
Offering costs	-	-	(85,134)	-	-	(85,134)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(1,051,898)	(1,051,898)
December 31, 2017	2,796,239	280	1,199,369	(136,086)	(1,094,021)	(30,458)
Receipt of subscriptions receivable	-	-	-	136,086	-	136,086
Common stock issued for cash	6,564	-	188,256	-	-	188,256
Offering costs	-	-	(13,815)	-	-	(13,815)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(344,335)	(344,335)
December 31, 2018	2,802,803	$280	$1,409,810	$-	$(1,438,356)	$(28,266)

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(344,335)	$(1,051,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Fair value of services provided	36,000	36,000
Changes in operating assets and liabilities:
Other current assets	(14,500)	-
Accrued liabilities	2,309	800
Customer deposits	182,424	-
Net cash used in operating activities	(138,102)	(1,015,098)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash	324,342	1,070,544
Offering costs	(13,815)	(85,134)
Proceeds from related party note payable	(19,519)	105,000
Repayment of related party note payable	-	(13,970)
Net cash provided by financing activities	291,008	1,076,440

Increase in cash and cash equivalents	152,906	61,342
Cash, Beginning of Year	62,172	830
Cash, End of Year	$215,078	$62,172

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
	$-	$-

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 (“Inception”) in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture on an outsourced basis and sell its own three-wheeled electric vehicle. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company’s product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be reclassed to additional paid-in capital upon the completion of an offering or to expense if the offering is not completed. Offering costs reclassed to additional paid-in capital totaled $13,815 and $85,134 for the years ended December 31, 2018 and 2017, respectively.

Revenue Recognition

The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

The Company received customer deposits to reserve a future vehicle offering. Each deposit was $100 and is refundable upon request. As of December 31, 2018, the Company had customer deposits on the accompanying balance sheet totaling $182,424.

Design and Development Costs

The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes

The Company applies ASC 740, Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

For the year ended December 31, 2018 and 2017, the Company had one vendor that accounted for 55% and 83% of its research and development costs, respectively. The Company does not believe the loss of this vendor would have a material impact on the Company’s operations.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2018 and 2017, the Company had 1,569 and 587 warrants outstanding that were excluded from the calculation as their effects were anti-dilutive.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard replaces most existing revenue recognition guidance under U.S. GAAP and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2019. The Company does not believe the updated standard will have a material impact on the Company’s financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,438,356 as of December 31, 2018. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing as well as related party loans/advances.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive Officer. The proceeds from the note were used to pay design and development expenses. During the year ended December 31, 2018, the Company repaid $19,519 and $13,970 in 2017 against the related party note payable. The note is due on demand and carries no interest. As of December 31, 2018 and 2017, an outstanding balance on the related party note payable of $71,511 and $91,030 was included in the accompanying balance sheets, respectively.

See Note 7 for additional transactions.

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes were effective beginning in 2018. This resulted in a reduction in the deferred tax asset of approximately $121,000 with a corresponding decrease in the valuation allowance in the same amount, for zero net impact on the financial statements.

The Company’s net deferred tax assets at December 31, 2018 and 2017 are approximately $370,000 and $404,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased (decreased) by approximately $(35,000) and $391,000, respectively.

At December 31, 2018, the Company had federal and state net operating loss carry forwards of approximately $1,323,000. The federal and state net operating losses expire on various dates through 2038.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets and certain permanent differences.

The Company does not currently have a tax liability to the federal government due to historical losses, and only minimum state taxes being due for California.

NOTE 7 - STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.0001.

Upon Inception, the Company issued 2,700,000 shares of common stock to its founder for $1,000.

During the year ended December 31, 2018, the Company sold 6,564 shares of common stock through its Regulation A (Tier 2) offering at $28.68 per share of common stock. The Company recognized gross proceeds of $188,256 and incurred offering costs of $13,815, which reduced additional paid-in capital.

During the year ended December 31, 2017, the Company sold 5,836 and 7,073 shares of common stock through its Regulation Crowdfunding and Regulation A (Tier 2) offerings at $12.00 and $28.68 per share of common stock, respectively. The Company recognized gross proceeds of $272,890 and a subscription receivable of $136,086 related to the sale of these shares. In connection with these offerings, the Company incurred offering costs of $85,134, which reduced additional paid-in capital. The subscription receivable of $136,086 was collected subsequent to December 31, 2017.

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2016, the Company sold 83,330 shares of common stock through its Regulation Crowdfunding offering. The Company recognized gross proceeds of $999,960 based on a price of $12.00 per share of common stock and had a subscription receivable of $933,740 related to the sale of these shares as of December 31, 2016. In connection with this offering, the Company incurred offering costs of $66,220, which reduced additional paid-in capital. During the year ended December 31, 2017, the Company collected the subscription receivable of $933,740 related to the sale of these shares.

Warrants

As part of the Company’s posting agreement for the Regulation A (Tier 2) offering noted above, 982 and 587 warrants were granted during the years ended December 31, 2018 and 2017, respectively, with an exercise price of $28.68. As these warrants were a cost of the offering, they both increased and decreased additional paid-in capital for no financial statement effect.

Contributed Capital

The Company’s founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($36,000), due to the significant time required in the development process of our prototype vehicle.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 23, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 8. EXHIBITS

Exhibit No.	Exhibit Description
1.0*	Posting Agreement with StartEngine Crowdfunding, Inc.
2.1*	Certificate of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Agreement
6.1*	Torino Design EV Vehicle Development Agreement

* Previously filed

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Sondors Electric Car Company

Date: March 2, 2020	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: March 2, 2020	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer and Director